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UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

KEYSPAN CORPORATION
Exact name of registrant as specified in charter

0001062379
Registrant CIK Number

Rule 24 35-CERT
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

070-10129
SEC file number, if available

Name of Person Filing the Document
(If other than the Registrant)

PROCESSED
AUG 15 2005
THOMSON FINANCIAL

SIGNATURES

Filings Made By Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Brooklyn, State of New York.

KEYSPAN CORPORATION
Registrant

BY: [signature]
Michael A. Walker
Vice President and
Deputy General Counselr



Appendix E
(filed on a confidential basis)

Type of gas contract services rendered and to whom:

During the second quarter of 2005, Northeast Gas Markets LLC ("NEGM") performed gas contract services, as described in (a) the management service agreement between NEGM and Alberta Northeast Gas, Ltd. ("ANE") and (b) the M&A Agreement (relating to the Encana Gas contracts) among NEGM, the KeySpan Utilities and the Unaffiliated Utilities (the Unaffiliated Utilities include Bay State Gas Company, The Berkshire Gas Company, Northern Utilities, Inc., the gas utility subsidiaries of NiSource, and Energy East), all as described in Holding Co. Act Release No. 27638; File Nos. 70-10097 and 70-9699 (January 14, 2003), as supplemented by Holding Co. Act Release No. 27667; File No. 70-10097 (April 16, 2003). NEGM provided these services to ANE and to each of the KeySpan Utilities and the Unaffiliated Utilities listed on Attachment A.

The price for such gas contract services and how that price was determined:

The price for gas contract services rendered to ANE was $417,151.20, which was determined by multiplying the monthly management fee of $0.3893 and the ANE contract volume of 357,150 mcf/day. The monthly management fee is equal to the product of the contracted per mcf charge of $0.0128 times 365/12.

The price for gas contract services rendered to each of the KeySpan Utilities and the Unaffiliated Utilities is set forth on Attachment A and was, in the aggregate, $56,598.50. In each case, the price was determined for each month in the quarter by multiplying (a) the contracted per dth charge (varies per contract – see detail attached) (b) the number of days in the month; and (c) the applicable contract volume.

Appendix E - ATTACHMENT A - Part 1

M&A Agreement

Quarter ended June 30, 2005

KeySpan Utilities

Company Name	Contract Volume Per Dth/day	Management Fee (.01 x # Days in Quarter)	Total Mgmt Fee for 2nd Quarter '05
The Brooklyn Union Gas Company	30,571	.01 x 91	$ 27,819.61
KeySpan Gas East	2,551	.01 x 91	$ 2,321.41
Boston Gas Co. d/b/a Keyspan Energy Delivery NE	10,758	.01 x 91	$ 9,789.78
Essex Gas Co. d/b/a KeySpan Energy Delivery NE	1,661	.01 x 91	$ 1,511.51
			$ 41,442.31
		Management Fee (.0085 x # Days in Quarter)	
EnergyNorth Natural Gas d/b/a Keyspan Energy Delivery NE	3,199	.0085 x 91	$ 2,474.43
Total Keyspan Affiliates			**$ 43,916.74**

Unaffiliated Utilities

Company Name			
Berkshire Gas	1,080	.01 x 91	$ 982.80
Bay State Gas	10,471	.01 x 91	$ 9,528.61
Northern Utilities	2,385	.01 x 91	$ 2,170.35
Total Unaffiliated Utilities			**$ 12,681.76**
Total Per M&A Agreement			**$ 56,598.50**

Appendix E - ATTACHMENT A - Part 2
KeySpan Gas Utilities - 2nd Quarter 2005

NEGM MSA for Alberta Northeast Gas, Ltd

Company Name	Contract Volume (MCF)	Monthly Management Fee (.0128 x 365/12)	Total Mgmt Fee for 2nd Quarter '05
The Brooklyn Union Gas Company	80,000	0.3893	$93,440.00
KeySpan Gas East	65,000	0.3893	$75,920.00
Boston Gas Co. d/b/a Keyspan Energy Delivery NE	8,600	0.3893	$10,044.80
EnergyNorth Natural Gas d/b/a Keyspan Energy Delivery NE	4,000	0.3893	$4,672.00
Colonial Gas Co. d/b/a/ Keyspan Energy Delivery NE	6,000	0.3893	$7,008.00
Essex Gas Co. d/b/a KeySpan Energy Delivery NE	2,000	0.3893	$2,336.00
Yankee Gas Services	19,050	0.3893	$22,250.40
New Jersey Natural	40,000	0.3893	$46,720.00
Southern Conneticut Gas	35,000	0.3893	$40,880.00
Connecticut Natural Gas	25,000	0.3893	$29,200.00
Consolidated Edison	20,000	0.3893	$23,360.00
Central Hudson Gas & Elec	20,000	0.3893	$23,360.00
NY State Elec & Gas	17,000	0.3893	$19,856.00
National Fuel Gas	10,000	0.3893	$11,680.00
Commonwealth Gas	4,500	0.3893	$5,256.00
Valley Gas	1,000	0.3893	$1,168.00
TOTAL ANE	**357,150**		**$417,151.20**

NEGM MSA for BP

Company Name	Contract Volume (DTH)	Management Fee (x # Days in Quarter)	Total Mgmt Fee for 2nd Quarter '05
The Brooklyn Union Gas Company	15,285	.01 x 91	$13,909.35
KeySpan Gas East	1,276	.01 x 91	$1,161.16
Boston Gas Co. d/b/a Keyspan Energy Delivery NE	5,379	.01 x 91	$4,894.89
Essex Gas Co. d/b/a KeySpan Energy Delivery NE	830	.01 x 91	$755.30
Bay State Gas	10,471	.01 x 91	$9,528.61
Northern Utilities	2,385	.01 x 91	$2,170.35
EnergyNorth Natural Gas d/b/a Keyspan Energy Delivery NE	1,599	.0085 x 91	$1,236.83
TOTAL BP	**37,225**		**$33,656.49**

NEGM MSA for Nexen

Company Name	Contract Volume (DTH)	Management Fee (x # Days in Quarter)	Total Mgmt Fee for 2nd Quarter '05
The Brooklyn Union Gas Company	15,286	.01 x 91	$13,910.26
KeySpan Gas East	1,275	.01 x 91	$1,160.25
Boston Gas Co. d/b/a Keyspan Energy Delivery NE	5,379	.01 x 91	$4,894.89
Essex Gas Co. d/b/a KeySpan Energy Delivery NE	831	.01 x 91	$756.21
Berkshire Gas	1,080	.01 x 91	$982.80
EnergyNorth Natural Gas d/b/a Keyspan Energy Delivery NE	1,600	.0085 x 91	$1,237.60
sub-total Nexen	**25,451**		**$22,942.01**
Connecticut Natural Gas (Winter Only)	0	.01 x 91	$0.00
TOTAL Nexen	**25,451**		**$22,942.01**

TOTAL MANAGEMENT FEE 2nd QTR ' 05	**$473,749.70**

NORTHEAST GAS MARKETS, LLC

Income Statement - Period Ending: Jun-05

Revenues

	Current Month	Year to Date
Income Mgmt Fees - ANE	139,049.21	834,295.26
Income Mgmt Fees - EnCana	0.00	19,911.37
Income Mgmt Fees - BP	11,465.40	51,757.23
Income Mgmt Fees - Nexen	7,815.41	48,372.99
Income Mgmt Fees - Winter Only	$ -	$ 89,950.00
Income - Consulting/Other	$ -	$ 500.00
Interest Income	$ 1,454.14	$ 13,615.76
Total Revenues	**159,784.16**	**1,058,402.61**

Expenses

	Current Month	Year to Date
Annual Meeting Expenses	3,636.75	16,100.43
Bank Charges	120.00	1,154.37
Charitable Contributions	0.00	750.00
Computer & Equipment Misc	268.30	2,881.31
Dues and Subscriptions	0.00	(470.00)
Employee Benefits Program	0.00	757.67
EOC Expense	0.00	1,896.59
Gift Expenes	0.00	139.29
Insurance Expense	0.00	3,270.00
Insurance - Health	0.00	1,036.60
Insurance - Dental	250.52	1,347.93
Maintenance Expense	225.00	1,964.62
Marketing/Other	260.00	1,405.00
Meals and Entertainment Exp	0.00	181.50
Office Expense	143.51	384.87
Other Taxes	0.00	672.96
Payroll - Salaries	27,263.92	180,955.56
Payroll Tax Expense	1,073.76	9,427.36
Payroll - Benefit Exp	2,076.51	14,743.02
Payroll - Incentive Plan	7,860.42	47,150.44
Postage Exp	114.26	2,091.73
Professional Serv Nonbillable	552.50	6,206.47
Rebillable Services - BP	(300.00)	631.09
Rebillable Services - Nexen	(150.00)	(150.00)
Rent or Lease Exp	3,605.34	21,632.04
Supplies Expense	199.55	2,888.48
Telephone Expense	345.60	3,090.22
Other/Commitment Fee	0.00	20.38
Travel Expense	1,131.37	7,778.20
Utilities Expense	148.64	2,153.51
Depreciation Expense	2,011.44	12,068.64
Total Expenses	**50,837.39**	**344,160.28**
Net Income Before Taxes	**108,946.77**	**714,242.33**
Amortization	16,666.67	100,000.02
****Total Amortization**	**16,666.67**	**100,000.02**
Net Income After Taxes	**92,280.10**	**614,242.31**

NORTHEAST GAS MARKETS, LLC

Balance Sheet - Period Ending: June-05

ASSETS

Current Assets:		
Petty Cash	200.00	
DSB - NEGM Checking	442,772.94	
DSB - NEGM Trust	1,001,818.06	
DSB - NEGM Bus Dev Checking	133,024.01	
DSB - NEGM/Encana	5,876.78	
DSB - NEGM/BP	5,171.36	
DSB - NEGM/Nexen	5,007.80	
DSB - NEGM Money Market	2,543.23	
NEGM - Eoc Checking	980.75	
Client Fees Receivable	3,354.35	
Other Receivables	5,000.00	
Accrued Income	155,000.00	
Total Current Assets:		**1,760,749.28**
Property and Equipment:		
Furniture and Fixtures	32,863.34	
Office Equipment	68,991.80	
Leasehold Improvements	3,400.19	
Building Improvements	2,060.00	
ANE/BGI Contracts	2,000,000.00	
Amort. Purchase Contracts	(1,500,000.63)	
Accum. Depreciation - Furniture	(34,277.26)	
Accum. Depreciation - Office Equip	(68,615.79)	
Accum. Depreciation - Leasehold	(3,210.18)	
Total Property and Equipment:		**501,211.47**
Other Assets:		
Deposits	3,600.00	
Total Other Assets:		**3,600.00**
Total Assets		**2,265,560.75**

LIABILITIES AND CAPITAL

Current Liabilities:		
Due BU - Current FIT	(22,057.00)	
Accounts Payable	60,256.26	
Accrued Expenses	28,355.96	
Accrued Mass Income Tax	21,499.15	
Accrued Incentive Plan	59,629.63	
Employee Benefits Payable	6,667.82	
Total Current Liabilities		**154,351.82**
Long-Term Liabilities:		
Accum. Deferred FIT	156,352.00	
Total Long-Term Liabilities		**156,352.00**
Capital:		
Common Stock	2,000,000.00	
Retained Earnings	40,614.62	
Dividends Paid	(700,000.00)	
Net Income	614,242.31	
Total Capital		**1,954,856.93**
Total Liabilities & Capital		**2,265,560.75**